Mail Stop 6010


December 9, 2005


Trevor Sali
President and Chief Executive Officer
Claron Ventures, Inc.
#2-630 2nd Avenue
S7K-2C8 Saskatoon
Saskatchewan, Canada

	Re:	Claron Ventures, Inc.
Registration Statement on Form SB-2
Filed November 14, 2005
File No. 333-129664

Dear Mr. Sali:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

1. As it does not appear that you have "reserves," as defined by Securities Act Industry Guide 7(a)(1), you must be in the "exploration stage," defined by Guide 7(a)(4)(i). As such, Industry
Guide 7 specifically requires that you describe your business activities as "exploration stage" activities until such time as your have "reserves" as defined in the Guide. Please revise your disclosure on pages 3 and 5 (and elsewhere in the registration statement, as necessary) to remove any implication that you are operating a development or production stage company. Industry Guide
7 can be reviewed on the Internet at
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

2. In an appropriate section of the registration statement, please include disclosure regarding reports to security holders and the determination of the offering price, and as required by Items
101(c)
and 505(a) of Regulation S-B, respectively.

Prospectus Cover Page

3. We refer to the disclosure in the last sentence of the second paragraph. Please tell us how you intend the offering to operate before trades are quoted on the OTC Bulletin Board. Can one selling shareholder sell at different prices? Will the post-effective amendment be filed before the offering at the new price begins? Will the selling shareholder wait until the post-effective amendment is declared effective before the sale at the new price occurs? Will different selling shareholders sell at different prices? How can you have a post-effective amendment for each price a selling shareholder wishes to offer?

Prospectus Summary, page 1

4. Prior to the "Summary of the Offering" subsection you should indicate, if true, that: (i) you are an exploration stage company;
(ii) there is no assurance that a commercially viable mineral deposit exists on either of your claims; and (iii) further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a)(4).

5. Please disclose the average purchase price paid for the shares to be resold by the selling shareholders, as well as the date these shares were originally acquired.

Risk Factors, page 3

6. The second paragraph implies that your risk factor disclosure is incomplete. Please revise to provide complete risk factor disclosure and remove any implication to the contrary.

General

7. Throughout this section, and in particular in the risks described under the headings "Our operations . . .," on page 4, "The volatility of metals prices . . ." on page 5, "our ore reserve estimates . . .."
on page 6, "mining operations . . ." on page 7 and "The industry in which we operate . . ." on page 8, you tend to focus risks related to companies in the "production stage" as defined by Industry Guide 7.
Rather than including discussions related to mining operations that will not apply to you unless and until you have an operating mine, provide one new risk factor that (1) includes a concise discussion of risks that would apply if you ever commenced actual mining operations and (2) makes clear that you have no ongoing mining operations of any kind. Your other risk factors should focus of the risks that make the offering speculative or risky based on your current status.

8. It appears that your assets and personnel are all located in Canada. If so, please provide appropriate disclosure regarding the difficulty that U.S. investors might have enforcing liabilities under the U.S. securities laws.

9. We note that you currently have approximately 15,000,000 shares of common stock and no shares of preferred stock issued and outstanding.
If true, please add a risk factor that addresses the fact that your
Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, that authorized but unissued shares may be issued without further shareholder approval and that these shares may be granted rights and preferences that are greater than those of common shares being offered pursuant to this prospectus.

10. Please add a risk factor clarifying that there is currently no public market for your securities and discuss the risk that such a public market may never develop.

We rely on key personnel . . ., page 3

11. Unless you can substantiate significant technical training or experience in minerals exploration or mining by your sole manager/employee, you must include a risk factor early in this risk factor section to state that:
* He lacks technical training and experience exploring for, starting, and/or operating a mine.
* Without significant direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry.
* Management decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.

Our sole officer and director . . ., page 4

12. Revise to disclose the number of hours per week Mr. Sali devotes to your business.

Our operations are subject to currency fluctuations, page 6

13. Revise the first sentence of this risk factor, which currently implies that you have revenue generating operations.

Our property has not produced any commercial reserves . . . , page
7

14. Unless you can demonstrate to us otherwise, please revise this risk factor to disclose in plain English the fact that the probability of an individual prospect ever having "reserves" (that is being commercially viable) is extremely remote, that in all probability your properties do not contain any reserves, and any funds spent on exploration will probably not be recovered.

Although the company has no reason . . ., page 7

15. Please reconcile the first clause of the risk factor heading with the statements in the body of the risk factor that "title may be affected by undetected defects" and "the precise area and location of
[your mineral claims] may be in doubt."

Directors, Executive Officers, Promoters and Control Persons, page
9

16. Please revise your disclosure to clarify the business experience of Mr. Sali during the past five years.

Indemnification, page 11

17. Please reconcile your statement at the end of the second paragraph which implies that limited indemnification is available if the indemnitee is found liable to you with the statement in the third paragraph that no indemnification is available if the indemnitee is found liable to you.

Description of Business, page 12

18. Please disclose in an appropriate section of the registration statement your reasons for incorporating in Nevada when it appears that all of your assets and business operations are in Canada.

19. Tell us whether you intend to register your securities under
Section 12(g) of the Exchange Act. If not, please add appropriate disclosure and risk factors to inform investors when you may discontinue reporting and the effects of not reporting, including the effect on the eligibility of transactions in your securities to be quoted on the Over-the-Counter Bulletin Board.

20. With a view toward clarifying disclosure, please tell us how the presence of a "limited amount" of copper supports your statement on page 7 that the exploration data is "encouraging." Also, in an appropriate section of your document, please ensure that you balance your disclosure about positive data with any available negative data.
For example, we note the reference to results that "were not promising" mentioned on page 6 of exhibit 99.1.

21. Please clarify how and when you acquired the mineral rights.

22. Please explain what you mean by a "cell claim."

23. Disclose the length of each CDN $175 extension.

24. Clarify what you mean by "prospecting."

25. Please expand your disclosure about your exploration plans for your properties.
* Disclose a brief geological justification for each of your exploration projects written in non-technical language. For example, why is diamond drilling necessary?
* Disclose a breakdown of your exploration timetable, including a brief outline of all planned phases, or disclose that you have no current detailed plans to conduct exploration on your property.
* Identify who will be conducting any proposed exploration work. Provide a balanced discussion of their qualifications.

26. If true, disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

Need for Government Approval, page 14

27. Please revise to clarify what permits will be required to conduct your planned exploration activities. Clarify the requirements for those permits and why you are unable to state whether you can obtain the permits.

Plan of Operation, page 14

28. Please clarify what your operations will be for the next 12 months. For example, it is unclear why the activities listed on the bottom of page 12 will take 12 months and why they have not yet been started. Also, it is unclear whether those activities represent the full extent of needed exploration. Will further drilling, engineering studies or other activities be required before you will know whether you have a commercially viable mineral deposit? Why?

29. Please describe the exchange controls mentioned on page 6.

Description of Property, page 15

Mineral Rights, page 16

30. Revise to disclose the material terms of all agreements relating to your mineral rights and file the agreements as exhibits. Refer to paragraph (b)(2) of Industry Guide 7. Please include the following in your revised disclosure:
* The nature of your interest in the properties and a brief description of the term "mineral rights."
* Any conditions that you must meet in order to obtain or retain title to the property.
* Any royalties, or other underlying agreements or interests in all the properties.
* In a table, provide claim or grant number, date of recording and expiration date, so your claims can be distinguished from other claims in the area.

31. For your property, provide the disclosures required by Industry
Guide 7(b). In particular, provide the following:
* The location and means of access to the property.
* A description of the present condition of the property.
* A description of equipment and other infrastructure facilities.
* The source of power that can be utilized at the property.
* If true, a clear statement that the property is without known reserves.

32. We note your disclosure that "2.129% copper was present" in a sample taken in connection with a preliminary study conducted on your claim grounds. We further note that your geological evaluation report refers to that sample as "grab" sample. When reporting the results of sampling and chemical analyses, eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight. You should also refrain from reporting single soil sample values. Revise your disclosure accordingly.

33. Please explain why ownership of your claims could be subject to other claims as mentioned at the top of page 2. Also explain why the claim has not been surveyed as mentioned on page 7 and the extent of the doubt about the location.




Financial Statements

34. In the event of a delay of effectiveness, please revise to provide updated financial statements as required by Item 310 of Regulation S-B.

35. Please include an updated consent of the independent auditors with any amendment to the registration statement.

Balance Sheet, page F-2

Note 3 - Related Parties, Page F-7

36. Please tell us why you have included the receivable related to the issuance of common stock to the sole shareholder as an asset rather than in shareholders` equity.

Statement of Stockholders` Deficit, page F-4

37. Please revise the statement of stockholders` equity on page F-
4
to agree with the amounts in the balance sheet on page F-2.

Description of Capital Stock, page 18

38. Please revise your disclosure to state, if true, that your board of directors may issue common stock and preferred stock with voting powers, rights and preferences that differ from and may be superior to those of holders of your currently issued common stock. Also disclose the related anti-takeover effect.

Plan of Distribution and Selling Stockholders, page 19

39. With a view toward disclosure, please tell us whether any selling security holder has had a material relationship with you within the past three years.

Part II

Item 25.  Other Expenses of Issuance and Distribution, page 23

40. We note that you estimate expenses from this offering to be approximately $51,000. Please provide us with the basis for your belief stated on page 3 that you can continue your business operations for approximately the next twelve months with the approximately $46,000 you had as of the date of the registration statement.

41. Please tell us whether the offered shares will be freely tradable in all states and where you have included the costs for complying with state securities laws in this item. If the offering will be limited to particular states, please provide appropriate disclosure including any appropriate risk factor regarding any resale restrictions applicable to purchasers in this offering.

Exhibits

42. Rather than including the technical report filed as exhibit
99.1,
please provide in your prospectus a clear and balanced summary of the material provisions of the report. See section (b)(7) of Industry Guide 7.

Exhibit 23.3

43. In addition to agreeing to being named as an expert in the registration statement, the exhibit should include a specific consent to the summary of the report in the prospectus, not just a vague grant of permission to use and refer to the report.


*     *     *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at
(202) 551-3617 with any other questions.

Sincerely,



Russell Mancuso
Branch Chief

cc (via fax): David M. Loev

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Trevor Sali
Claron Ventures, Inc.
December 9, 2005
Page 1